Exhibit 99.3

Employee Q&A

1.	What was announced today?

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We have announced today that Audentes has entered into a definitive agreement to be acquired by Astellas, a global pharmaceutical company headquartered in Tokyo, Japan. Both Boards of Directors unanimously approved the planned acquisition.

•	Under the agreement, Astellas will acquire Audentes for $60.00 per share in cash representing a total equity value of approximately $3 billion

•	Upon the closing of the transaction, Audentes will operate as an independent subsidiary of Astellas.

2.	Why does Astellas want to acquire Audentes?

The acquisition makes sense for Astellas because:

•	It accesses the near-term growth opportunity of AT132

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It accelerates the development of our robust pipeline of potentially best-in-class genetic medicines for rare neuromuscular diseases, by combining Astellas’ scientific capabilities and global resources with our AAV gene therapy technology platform, in-house large-scale cGMP manufacturing and neuromuscular development expertise.

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It creates the opportunity for additional gene therapy partnerships and pipeline expansion through utilizing our manufacturing capabilities and relationships with patient groups, academic collaborators and scientific advisors.

3.	How does Astellas see our portfolio fitting in with theirs? Will we cancel/change any Programs?

Astellas has traditionally been focused in oncology, urology, and immunology, and the leadership of the Astellas organization has sought to expand its global leadership position by evolving its focus to include new therapeutic modalities. They identified gene therapy as a key strategic area for investment. This merger is a big step in their corporate evolution.

Our vision is for our management, our people and importantly, our culture to largely remain the same. Our focus on developing AAV-based genetic medicines for serious neuromuscular diseases is unchanged. But now we will have the additional resources of a multinational parent company to help us advance our promising pipeline of product candidates and ensure the successful commercial launch of AT132.

4.	When is the transaction expected to close and what needs to happen for it to close?

Now that the agreement is signed and announced, we will be working on a number of steps to enable stockholders to accept the Astellas offer and tender their shares. We expect the deal to be completed before the end of Q1 2020.

5.	Will I still have a role at Audentes and when will I find out?

The integration planning is just beginning. But, making sure Audentes employees continue to have the required resources necessary to take care of both personal and professional needs is a priority. Right now, we need to stay focused on our day-to-day priorities in order to continue to serve our patient community.

6.	When will we know more about integration plans, like is my boss going to change? Will I need to relocate?

We are just beginning to plan the integration and do not yet have all these answers yet. A few things we do know:

•	After the closing, Audentes will continue its operations in its current locations within Astellas.

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Our vision is for our management, our people and importantly, our culture to largely remain the same. And our focus on developing AAV-based genetic medicines for serious neuromuscular diseases is unchanged. But now we will have the additional resources of a multinational parent company to help us advance our promising pipeline of product candidates and ensure the successful commercial launch of AT132.

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When the transaction closes, we will transition to Natalie as CEO and leader of Audentes and Matt will continue in an advisory capacity. We expect the majority of our Executive Team will remain in place and report to Natalie.

We will communicate any other changes quickly and as transparently as possible.

7.	Will we keep the Audentes name?

Yes, Audentes will keep its name and continue its operations headquartered in San Francisco as an independent subsidiary within Astellas.

8.	Will we keep all our locations?

Yes, Audentes will continue its operations in its current locations.

9.	Is the deal final or could this change?

Today we announced the execution of a definitive merger agreement. This transaction is not complete until it closes, which we expect to happen in Q1 2020. Until then, we will continue to operate as two separate companies.

10.	What should I do after this meeting?

There will be time today for you to talk directly with your manager and the Executive Team will be available over the coming days to talk in smaller groups as well. For now, until the transaction has closed, we remain an independent company and you should remain focused on your work and continue to #GSD to ensure our programs progress into the clinic and towards patients.

11.	Will I receive severance if my job is eliminated?

Audentes has agreed to maintain certain severance entitlements for one year following the closing. More information regarding severance entitlements is forthcoming.

12.	What happens to my benefits?

Your benefits remain unchanged, and elections made during Open Enrollment will take effect on January 1, 2020.

13.	What happens to my 401k?

An email communication explaining the transition from Betterment to Fidelity was distributed to all employees on November 25. No other changes are anticipated. Contact HR@audentestx.com if you have questions regarding your 401K.

14.	What is the Audentes/Astellas Holiday Schedule and PTO policy and will we move to theirs or continue to maintain our own schedule?

The Audentes 2020 Holiday Schedule is located in Box. No changes are anticipated at this time.

We will still have our holiday shutdown as planned, we know it has been a very busy year and it’s important that everyone has time to take a break and refresh.

15.	Will we still receive merit increases, equity refresh and 2019 bonuses?

Yes, the merger agreement provides for us to go forward with our 2019 merit cycle as planned. The long-term incentive (i.e., equity) component of our compensation will change as a result of becoming a part of Astellas and therefor you will not receive equity refresh grants between now and the closing of the merger.

16.	Can I still hire consultants or other requested headcount? How does this impact employees who have accepted offers but not yet started?

All new hiring and headcount decisions prior to the closing of the merger should be directed to a member of the Executive Team. Employees who have accepted offers but have not yet started will begin with us on their scheduled start date.

17.	What happens to my vested and unvested Audentes stock options and RSUs? ESPP?

Your unvested stock options and RSUs will be accelerated at the closing of the merger. All of your stock options and RSUs will be cashed out in connection with the closing of the merger based on the $60.00 per share merger consideration and will be subject to applicable withholding and taxes.

Additional information regarding ESPP holdings will be distributed in the next few days.

18.	What should I do if I get questions from the media, investors or others?

There are important, and detailed, requirements for any such communications in the merger agreement, and no one other than those persons designated should speak to media, investors or others about the transaction. No person acting on behalf of Audentes may solicit or in any way encourage a competing acquisition proposal from a third party, nor may any such person provide information or access, or otherwise facilitate any third party in making a competing acquisition proposal.

Any questions should be referred to:

Investors:

Andrew Chang

+1 415.818.1033

achang@audentestx.com

Media:

Sarah Spencer

+1 415.957.2020

sspencer@audentestx.com

Cautionary Notice Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the acquisition of Audentes by Astellas. Such forward-looking statements include, but are not limited to, the ability of Audentes and Astellas to complete the transactions contemplated by the merger agreement, Astellas’ and Audentes’ beliefs and expectations and statements about the benefits sought to be achieved in Astellas’ proposed acquisition of Audentes, the potential effects of the acquisition on both Astellas and Audentes, as well as the expected benefits and success of Audentes’ product candidates, the timing and nature of regulatory filings for Audentes’ product candidates, the timing of Audentes’ presentation of non-clinical data and the timing and nature of Audentes’ preclinical studies, clinical trials and manufacturing activities. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. Audentes has based these forward-looking statements on current expectations and projections about future events and trends that it believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Audentes, but there can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Although Audentes believes that the expectations reflected in such forward-looking statements are reasonable, it cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of biotechnology development and potential regulatory approval and whether the conditions to the closing of the proposed transaction are satisfied on the expected timetable or at all. Forward-looking statements are also subject to risks and uncertainties pertaining to the business of Audentes, including those set forth in the Audentes’ Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which are on file with the SEC and available on the SEC’s website at www.sec.gov. In addition to the risks described above and in Audentes’ other filings with the SEC, other unknown or unpredictable factors could also affect Audentes’ results. No forward-looking statements can be guaranteed and actual results may differ materially from such statements. The information contained in this communication is provided only as of the date hereof, and no party undertakes any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

Important Additional Information

The tender offer for the outstanding shares of common stock of Audentes has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Audentes common stock, nor is it a substitute for the tender offer materials that Astellas and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Astellas will file a tender offer statement on Schedule TO with the SEC, and thereafter Audentes will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY AUDENTES’ STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Audentes’ stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Audentes by contacting Audentes at ir@audentestx.com or by phone at (415) 818-1033. In addition, the tender offer statement, the related letter of transmittal and certain other tender offer documents and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC. In addition to these documents, Audentes files annual, quarterly and current reports and other information with the SEC. These filings with the SEC are also available to the public for free at the SEC’s website at www.sec.gov. In addition, the solicitation/recommendation statement and the other documents filed by the Audentes with the SEC are available to all stockholders of Audentes free of charge at http://investors.audentestx.com/sec-filings.

AUDENTES’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9 CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF AUDENTES’ COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.